Exhibit 10.9

May 23, 2014

Ms. Christy Wyatt

California

Dear Christy:

The purpose of this letter is to confirm the current terms and conditions of your employment with Good Technology Corporation (the “Company”). By signing below, you and the Company agree and acknowledge that this letter represents the entire agreement and understanding between you and the Company concerning the subject matter of this letter, and, except as specifically provided herein, supersedes and replaces any and all prior agreements and understandings concerning the subject matter of this letter, including, but not limited to, the offer letter by and between you and the Company dated December 12, 2012.

You will continue to be employed as President and Chief Executive Officer in the Company’s Sunnyvale, California Headquarters. As Chief Executive Officer, you will be responsible for the Company worldwide with the responsibility, duties and authority commensurate with such position, and will report directly to the Company’s board of directors (the “Board”). You will also be a member of the Board. All employees will report to you or your designee.

Your salary will continue to be based on a bi-weekly rate of $15,384.62 equivalent to $400,000.00 on an annual basis, and payable in accordance with the Company’s regular payroll schedule. In addition, you will continue to be eligible to receive an annual incentive bonus based upon the achievement of certain objectives or subjective criteria established by the Board, or any Compensation Committee of the Board, and as set forth in a bonus plan or agreement from the Company. The target amount for your annual incentive bonus will continue to be 100% of your base salary (the “Target”). The determinations of the Board with respect to the achievement of the criteria for such bonus will be made in good faith and will be final and binding. You will not earn an incentive bonus unless you are employed by the Company on the date when such bonus is paid, except as otherwise provided herein.

As an incentive, in February 2013, you were granted options to purchase shares of the Company’s common stock at an exercise price per share determined by the Board on the date the option was granted in accordance with Internal Revenue Code Section 409A (“Code Section 409A”) (the “Original Grant”). The number of such options was equal to three percent (3%) of the Company’s total outstanding shares on a fully diluted basis as of immediately following such grant. In April 2013, you also received additional options to purchase shares following the Company’s Series C-1 preferred stock financing in order for you to maintain three percent (3%) of the Company’s total outstanding shares on a fully diluted basis as of immediately following the close of the Company’s Series C-1 preferred stock financing (the “Supplemental Grant”).

In addition, in February 2013, you also received options at the same purchase price as the Original Grant equal to an additional .5% (i.e., one-half of one percent) of the Company’s total outstanding shares on a fully diluted basis, which are eligible to vest only if and when the corporate performance milestones previously approved by the Board, in consultation with you, are achieved (the “Performance Grant”). In April 2013, you also received a grant of additional options to purchase that number of shares that resulted in the sum of the shares subject to this grant plus the shares subject to the Performance Grant to equal to .5% of the Company’s total outstanding shares on a fully diluted basis immediately following the close of the Company’s

Series C-1 preferred stock financing, with such options vesting upon achievement of the same corporate performance milestones that previously were approved by the Board for the Performance Grant (the “Supplemental Performance Grant”).

These option grants will continue to be subject to the terms and conditions of the applicable stock option agreements you previously executed and the Company’s stock plan governing such options. In addition, the options will have certain other acceleration and exercise rights in the event of a Separation (as such term is defined and per the terms below).

The Company may modify, revoke, suspend or terminate any of the terms, plans, policies and/or procedures described in the employee handbook or as otherwise communicated to you, in whole or part at any time, with or without notice, except to the extent such actions would be inconsistent with this agreement.

Your employment with the Company is at will. This means that your terms and conditions of employment, including but not limited to termination, demotion, promotion, transfer, compensation, benefits, duties and location of work may be changed with or without cause, for any or no reason, and with or without notice and either you or the Company may terminate your employment at any time, with or without cause or notice. Your status as an at will employee cannot be changed by any statement, promise, policy, course of conduct, writing or manual, except through a written agreement signed by the Chairman of the Board of the Company.

If you are terminated without “Cause” defined below, other than for death or Disability, or terminate your employment for “Good Reason,” then you will be entitled to the following benefits, subject to the effectiveness of a release as described below:

a)	The Company will pay you a lump sum amount equal to twelve (12) months of your then current base salary plus your target bonus, provided that this amount will be reduced by the amount of any severance pay or pay in lieu of notice that you receive from the Company under a federal or state statute (including, without limitation, the WARN Act) (“Severance”). Your Severance will be paid within ten (10) business days following the last day of the Deadline. In no event will your Severance be paid on a date that is later than the later of (I) the fifteenth (15th) day of the third (3rd) month following the end of your first tax year in which your Separation occurs, and (II) the fifteenth (15th) day of the third (3rd) month following the end of the Company’s first tax year in which your Separation occurs, as provided in Treasury Regulation Section 1.409A-1(b)(4). Notwithstanding the above, if the Severance does not qualify for any reason to be exempt from Code Section 409A pursuant to Treasury Regulation Section 1.409A-1(b)(4) and you are deemed by the Company at the time of your Separation to be a “specified employee,” as defined in Code Section 409A, the Severance will not be paid until the date which is the earlier of the first day of the seventh month after your Separation or your death, except as permitted under Treasury Regulation Section 1.409A-1(b)(9)(iii)). Such delay will only be effected to the extent required to avoid adverse tax treatment to you, including (without limitation) the additional twenty percent (20%) federal tax for which you would otherwise be liable under Section 409A(a)(1)(B) of the Code in the absence of such delay.

b)	If you elect to continue your health insurance coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) following the termination of your employment, then the Company will pay you a lump sum equal to the monthly premium under COBRA for you and your dependents (if applicable) for a period of twelve months (although you will have no obligation to use such lump sum to pay premiums).

c)	12 months acceleration of vesting of unvested stock options subject to the Original Grant and the Supplemental Grant if it had been granted prior to the date of termination (i.e., accelerated vesting of the lesser of (1) the number of shares remaining unvested or (2) the number of shares that would have vested if you had remained employed for 12 months after the date of termination),

d)	a period of 12 months post-termination to exercise all vested stock options, unless the exercise period is terminated earlier pursuant to the terms of the plan (e.g. a provision that provides for cashout of options in connection with the Change in Control);

e)	A payment of 100% of the annual incentive bonus for the year of termination (based on actual performance for such year), pro-rated to the termination date based on the number of days of employment during the fiscal year and paid at the time such bonus would have been paid if you were still employed with the Company; and

f)	The “Accrued Benefits” (as defined below).

If you are terminated by the Company without “Cause”, other than for death or Disability, or terminate your employment for “Good Reason” at any time during the period that is three (3) months prior to the execution of a definitive agreement evidencing a Change in Control through the date that is twenty four (24) months following the closing date of a Change in Control, then you will be entitled to the following benefits:

a)	The Company will pay you a lump sum amount equal to eighteen (18) months of your then current base salary plus one and one half (1.5) times your target bonus, provided that this amount will be reduced by the amount of any severance pay or pay in lieu of notice that you receive from the Company under a federal or state statute (including, without limitation, the WARN Act) (“CIC Severance”). Your CIC Severance will be paid within ten (10) business days following the last day of the Deadline (as defined below). In no event will your CIC Severance be paid on a date that is later than the later of (i) the fifteenth (15th) day of the third (3rd) month following the end of your first tax year in which your Separation occurs, and (ii) the fifteenth (15th) day of the third (3rd) month following the end of the Company’s first tax year in which your Separation occurs, as provided in Treasury Regulation Section 1.409A-1(b)(4). Notwithstanding the above, if the CIC Severance does not qualify for any reason to be exempt from Code Section 409A pursuant to Treasury Regulation Section 1.409A-1(b)(4) and you are deemed by the Company at the time of your Separation to be a “specified employee,” as defined in Code Section 409A, the CIC Severance will not be paid until the date which is the earlier of the first day of the seventh month after your Separation or your death, except as permitted under Treasury Regulation Section 1.409A-1(b)(9)(iii). Such delay will only be effected to the extent required to avoid adverse tax treatment to you, including (without limitation) the additional twenty percent (20%) federal tax for which you would otherwise be liable under Section 409A(a)(1)(B) of the Code in the absence of such delay.

b)	If you elect to continue your health insurance coverage under the COBRA following the termination of your employment, then the Company will pay you a lump sum equal to the monthly premium under COBRA for you and your dependents (if applicable) for a period of eighteen (18) months (although you will have no obligation to use such lump sum to pay premiums).

c)	100% acceleration of vesting of unvested stock options as of the date of termination (i.e., accelerated vesting of all remaining shares that are then unvested). Note that this acceleration will not apply with respect to the Performance Grant or Supplemental Performance Grant.

d)	a period of 12 months post-termination to exercise vested stock options following termination, unless the exercise period is terminated earlier pursuant to the terms of the plan (e.g. a provision that provides for cashout of options in connection with the Change in Control);

e)	A bonus payment of 100% of the 18 month lump sum salary payable to you pursuant to (a) above;

f)	A payment of 100% of the annual incentive bonus for the year of termination (based on actual performance for such year), pro-rated to the termination date based on the number of days of employment during the fiscal year and paid at the time such bonus would have been paid if you were still employed with the Company; and

g)	The Accrued Benefits, as defined below.

To receive the benefits described above, you must execute (and not revoke) a general release of claims (in a form attached hereto) of all known and unknown claims that you may then have against the Company and persons affiliated with the Company and return all Company property, in each case within thirty (30) days after the termination (the “Deadline”).

For purposes of this agreement:

“Accrued Benefits” shall mean (a) all unpaid base salary through the date of termination, payable within thirty (30) days following termination, (b) any bonus earned but unpaid with respect to the fiscal year ending on or preceding the date of termination, payable at the time such bonuses would have been paid if you were still employed with the Company, (c) reimbursement for any unreimbursed business expenses incurred through the date of termination within thirty (30) days following termination, (d) any accrued but unused vacation time in accordance with Company policy, and (e) all other payments, benefits or fringe benefits to which you shall be entitled under the terms of any applicable compensation arrangement or benefit, equity or fringe benefit plan or program or grant or this agreement.

“Cause” shall mean (a) your unauthorized use or disclosure of the Company’s confidential information or trade secrets, other than as made in good faith performance of your duties and obligations to the Company, which use or disclosure causes material harm to the Company, (b) your material breach of any agreement between you and the Company that is not cured (if curable) within twenty (20) days following written notice of such breach; (c) your material failure to comply with the Company’s written policies or rules not inconsistent with this agreement, (d) your conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any State, (e) your gross negligence or willful misconduct with regard to your duties, (f) your continuing failure to attempt in good faith to perform assigned duties after receiving written notification of the failure from the Company, or (g) your failure to reasonably cooperate in good faith with a governmental or Internal investigation of the Company or Its directors, officers or employees, if the Company has requested your cooperation.

“Change in Control” shall mean: (a) any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing more than 50% of the total voting power represented by the Company’s then outstanding voting securities; or (b) the date of the consummation of a merger or consolidation of the Company with any other corporation that has been approved by the stockholders of the Company, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation in approximately the same proportions as immediately prior thereto; or (c) the date of the consummation of the sale or disposition by the Company of all or substantially all the Company’s assets. Notwithstanding the foregoing provisions of this definition, a transaction will not be deemed a Change in Control unless the transaction qualifies as a “change in control event” within the meaning of Code Section 409A.

“Disability” shall mean your inability to have performed your material duties hereunder due to a physical or mental injury, infirmity or incapacity for one hundred eighty (180) days (including weekends and holidays) in any 365-day period.

“Good Reason” shall mean your resignation within thirty (30) days following the expiration of any Company cure period (discussed below) following the occurrence of one or more of the following, without your express written consent: (a) a change in your reporting lines, a material reduction of your duties, position, responsibilities or authority, or the removal of you from such position and responsibilities, any of which results in a material diminution of your authority, duties or responsibilities, unless you are provided with a comparable position (i.e., a position of equal or greater organizational level, duties, authority, compensation and status); provided, however, that a reduction in duties, position or responsibilities solely by virtue of the Company being acquired and made part of a larger entity (as, for example, when the Chief Executive Officer of the Company remains as such following a Change of Control but is not made the Chief Executive Officer of the acquiring corporation) will not constitute “Good Reason”; (b) a material reduction in your salary; provided, however, that the following will not be deemed a material reduction: (X) any reduction in your salary that is (i) applicable to the management team generally and is in proportion to the reductions applicable to other members of the management team AND (ii) ten percent (10%) or less, in the aggregate, lower than your highest salary with the Company; (c) a material change in the geographic location of your primary work facility or location; provided, that a relocation of less than fifty (50) miles from your then present location will not be considered a material change in geographic location; or (d) a material breach by the Company of any of the terms of this agreement. You may not resign for Good Reason without first providing the Company with written notice of the acts or omissions constituting the grounds for “Good Reason” within ninety (90) days of the initial existence of the grounds for “Good Reason” and a reasonable cure period of not less than thirty (30) days following the date of such notice.

In accordance with standard Company policy, your acceptance of this letter confirms the terms of the Proprietary Information and Assignment of Inventions Agreement that includes an arbitration provision.

The intent of the parties is that payments and benefits under this agreement comply with, or be exempt from, Code Section 409A and the regulations and guidance promulgated thereunder and, accordingly, to the maximum extent permitted, this agreement shall be interpreted to be in compliance therewith. If you notify the Company that you believe that any provision of this agreement (or of any award of compensation, including equity compensation or benefits) would cause you to incur any additional tax or interest under Code Section 409A and the Company concurs with such belief or the Company independently makes such determination, the Company shall, after consulting with you, reform such provision to try to comply with Code Section 409A through good faith modifications to the minimum extent reasonably appropriate to conform with Code Section 409A. To the extent that any provision hereof is modified in order to comply with Code Section 409A, such modification shall be made in good faith and shall, to the maximum extent reasonably possible, maintain the original intent and economic benefit to you and the Company of the applicable provision without violating the provisions of Code Section 409A.

A termination of employment shall not be deemed to have occurred for purposes of any provision of this agreement providing for the payment of any amounts or benefits upon or following a termination of employment that are considered “nonqualified deferred compensation” under Code Section 409A unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.”

With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Code Section 409A, (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (ii) shall not be violated without regard to expenses reimbursed under any arrangement covered by Internal Revenue Code Section 105(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect and (iii) such payments shall be made on or before the last day of your taxable year following the taxable year in which the expense occurred. Any tax gross-up payment as provided herein shall be made in any event no later than the end of the calendar year immediately following the calendar year in which you remit the related taxes, and any reimbursement of expenses incurred due to a tax audit or litigation shall be made no later than the end of the calendar year immediately following the calendar year in which the taxes that are the subject of the audit or litigation are remitted to the taxing authority, or, if no taxes are to be remitted, the end of the calendar year following the calendar year in which the audit or litigation is completed.

For purposes of Code Section 409A, your right to receive any installment payments pursuant to this agreement shall be treated as a right to receive a series of separate and distinct payments. In no event may you, directly or indirectly, designate the calendar year of any payment to be made under this agreement that is considered nonqualified deferred compensation. In no event shall the timing of your execution of a release of claims with regard to nonqualified deferred compensation, directly or indirectly, result in you designating the calendar year of payment, and if such a payment is subject to execution of such release during a period (including a revocation period) that overlaps two taxable years, payment shall be made in the later taxable year.

If any payment or benefit (including payments and benefits pursuant to this agreement) that you would receive in connection with a Change in Control from the Company or otherwise (“Transaction Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code (the “Code”), and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Company shall cause to be determined, which of the following two alternative forms of payment would result in your receipt, on an after-tax basis, of the greater amount of the Transaction Payment notwithstanding that all or some portion of the Transaction Payment may be subject to the Excise Tax: (1) payment in full of the entire amount of the Transaction Payment (a “Full Payment”), or (2) payment of only a part of the Transaction Payment so that you receive the largest payment possible without the imposition of the Excise Tax (a “Reduced Payment”). Notwithstanding the foregoing, in lieu of the foregoing, if you execute a waiver of the portion of such parachute payments such that all non-waived payments would not be subject to the Excise Tax, the Company agrees to seek approval of its stockholders of the waived payments in a manner that complies with Section 280G(b)(5)(B) of the Code and Treasury Regulation Section 1.280G-1, and if such stockholder approval is obtained, the waived payments shall be restored.

For purposes of determining whether to make a Full Payment or a Reduced Payment, the Company shall cause to be taken into account all applicable federal, state and local income and employment taxes and the Excise Tax (all computed at the highest applicable marginal rate, net of the maximum reduction in federal income taxes which could be obtained from a deduction of such state and local taxes). If a Reduced Payment is made, (x) you shall have no rights to any additional payments and/or benefits constituting the Transaction Payment, and (y) reduction in payments and/or benefits shall occur in the manner that results in the greatest economic benefit to you as determined in this paragraph. If more than one method of reduction will result in the same economic benefit, the portions of the Payment shall be reduced pro rata.

If the Reduced Payment is to be paid to you, then the Transaction Payments shall be reduced in the following order: (1) the cancellation of acceleration of vesting of any equity awards for which the exercise price exceeds the then fair market value of the underlying equity; (2) from any cash payments (with payments that are to be paid later reduced before the payments that are to be paid earlier); (3) the cancellation of vesting of any equity awards not covered in clause (1) above; and (4) from any employee benefits (with payments that are to be provided later reduced before the benefits that are to be provided earlier), provided, that such acceleration of vesting shall be cancelled in the reverse order of the date of vesting of such equity awards, that is, the accelerated vesting of equity awards that vest later shall be cancelled before equity awards that vest earlier, and provided, further, that to the extent permitted by Code Section 409A and Sections 280G and 4999 of the Code, if a different reduction procedure would be permitted without violating Code Section 409A or losing the benefit of the reduction under Sections 280G and 4999 of the Code, you may designate a different order of reduction.

The independent registered public accounting firm or legal counsel engaged by the Company or such other person or entity to which the parties mutually agree (the “Firm”) shall make all determinations required to be made above. If the independent registered public accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Change in Control or the legal counsel providing legal services to the group effecting the Change in Control, it shall not be eligible to serve as the Firm without your consent. The Company shall bear all expenses with respect to the determinations by such Firm required to be made hereunder.

The Firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to the Company and you within fifteen (15) calendar days after the date on which your right to a Transaction Payment is triggered or such other time as reasonably requested by the Company or you. If the Firm determines that no Excise Tax is payable with respect to the Transaction Payment, either before or after the application of the Reduced Amount, it shall furnish the Company and you with detailed supporting calculations of its determinations that no Excise Tax will be imposed with respect to such Transaction Payment. Any good faith determinations of the Firm made hereunder shall be final, binding and conclusive upon the Company and you.

You may indicate your acceptance of this letter by signing the acknowledgment below and returning the letter to Debbie Shotwell, Chief People Officer - Vice President Global Human Resources.

Very truly yours,

/s/ Ronald Vaisbort
Ronald Vaisbort
Vice President and General Counsel
Good Technology Corporation

I accept the terms as stated in this letter.

/s/ Christy Wyatt	05/23/14
Christy Wyatt	Date

Enclosures:

General Release